

Mail Stop 3561

January 21, 2011

Via Fax & U.S. Mail

Jody H. Feragen
Chief Financial Officer
1 Hormel Place
Austin, Minnesota 55912-3680

> **Re:** **Hormel Foods Corporation**
> **Form 10-K for the fiscal year ended October 31, 2010**
> **Filed December 21, 2010**
> **File No. 001-02402**

Dear Ms. Feragen:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended October 31, 2010

Statements of Financial Position, page 33

1. We note that at October 31, 2010 the balance of "Investments in and Receivables from Affiliates" is approximately 5.2% of total assets. In light of the materiality of this asset, and the fact that you disclose elsewhere that you expect future growth in the MegaMex joint venture, please revise future filings to include summarized information of assets, liabilities, and results of operations of the investees presented in notes or separate statements, either individually or in groups. See guidance in ASC 323-10-50-3.

<u>Notes to the Financial Statements – General</u>

2. We note from your statement of cash flows that in fiscal 2009 you made a $7,999 distribution to a noncontrolling interest. Please note that if your ownership interest in a subsidiary changes in any period presented in the consolidated financial statements, a separate schedule is required in the notes to the financial statements to show the effects of the changes in the parent's ownership interest in a subsidiary on the equity attributable to the parent. Please revise future filings accordingly. See ASC 810-10-50-1A(d) and 810-10-55-4M.

<u>Note O. Quarterly Results of Operations (Unudited), page 56</u>

3. Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the impairment charge to the Valley Fresh plant in the second quarter of fiscal 2010. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

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You may contact Claire Erlanger at (202)551-3301 or Joseph Foti at (202)551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(507) 434-6981